FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

                Santiago, June 4, 2018

Ger. Gen. No. 16 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the former Superintendence of Securities and Insurance, currently known as the Financial Market Commission, duly authorized and in relation with the voluntary Public Tender Offer (the “Tender Offer” or the “Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo (Eletropaulo), as already reported in the significant events dated April 17, 19, 23, 25 and 26, 2018  and May 30 of the same year, launched by Enel Investimentos Sudeste S.A. (Enel Sudeste), a wholly-owned investment vehicle of Enel Brasil S.A., our subsidiary, I hereby inform you of the following Significant Event:

Enel Sudeste has received the confirmation of the successful conclusion of its Public Tender Offer for all the shareholding capital issued by Eletropaulo, given that the holders of 122,799,289 shares, equivalent to 73.4% of Electropaulo’s shareholding capital, have accepted the referred Offer. According to Brazilian regulations on the subject, the acquisition will be carried out through the payment of the price and the transfer of the shares to Enel Sudeste, which will take place on June 7, 2018.

Eletropaulo’s shareholders will have until July 4, 2018 to sell the remaining shares to Enel Sudeste, at the same price offered in the Public Tender Offer (45.22 Brazilian Reals per share).

As a result of the Offer, Enel Sudeste’s investment reachs at least to approximately 5,553 million Brazilian Reals, equivalent to approximately US$ 1,484 million, at the current exchange rate. To this amount, the investment required to acquire the corresponding shares issued by Eletropaulo must be added, until July 4, 2018, as described in the preceding paragraph.

Enel Sudeste will finance the acquisition through short-term bank financing managed and guaranteed by its controlling shareholder, Enel Américas S.A.

Enel Sudeste has received the approval from the Brazilian Antitrust Authority or “Conselho Administrativo de Defesa Econômica”  ("CADE"), while the approval from the Brazilian National Electric Agency or “Agência Nacional de Energia Elétrica” ("ANEEL") is expected to be granted within the next few days.

In relation with the above, Enel Américas S.A. is inviting all interested parties to a conference call that will take place tomorrow, June 5, 2018, at 10:00 a.m. São Paulo, time corresponding to 9:00 a.m. Santiago, Chile time.

To participate in this conference call:                         To listen to this conference call after its completion (available until June 12, 2018 at  11:59 hours):

Dial number (Int.): +1-209-905-5971                               Dial number (Int): +1-404-537-3406

From USA:  +1-844-379-6941                                        From USA: +1-855-859-2056

Passcode I.D.: 5659268                                               Passcode I.D.: 5659268

It will also be possible to  listen in to the conference call accessing the following website www.enelamericas.com in the "Investors" section. This option will only allows participatns to listen, without the possibility of any intervention.

A presentation on the subject will be available prior to the aforementioned conference call on the Company’s website, in the "Investors" section, as indicated in the preceding paragraph.

Yours truly

Lucas D’Agnese

Chief Executive Officer

Enel Américas S.A.

cc.:

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

 Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

 Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: June 6, 2018